Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	March 31,
(Dollars in thousands)	2010	2009
EARNINGS:
Income before income taxes	$101,591	$137,916
Add (deduct):
Equity in earnings of unconsolidated entities	(24,903)	(25,337)
Distributions from unconsolidated entities	7,243	6,029
Amortization of capitalized interest	208	107
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,476)	(5,832)
	78,663	112,883
Add fixed charges:
Consolidated interest expense (1)	28,720	30,370
Interest portion (1/3) of consolidated rent expense	12,482	12,724
	$119,865	$155,977

FIXED CHARGES:
Consolidated interest expense (1)	$28,720	$30,370
Capitalized interest	923	585
Interest portion (1/3) of consolidated rent expense	12,482	12,724
	$42,125	$43,679

RATIO OF EARNINGS TO FIXED CHARGES	2.85	3.57

Tax-effected preferred dividends	$20	$19
Fixed charges	42,125	43,679
Fixed charges and preferred dividends	$42,145	$43,698

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.84	3.57

(1)   Interest expense on income tax contingencies is not included in fixed charges.